Exhibit 99.12

BRITISH COLUMBIA
BC Registry Services

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

T.K. SPARKS

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: December 24, 2024 06:16 AM Pacific Time

Incorporation Number: **BC1505127**

Recognition Date and Time: *Incorporated on October 3, 2024 04:28 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

BROOKFIELD RENEWABLE CORPORATION

REGISTERED OFFICE INFORMATION

RECORDS OFFICE INFORMATION

Page: 1 of 3

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca Location: 2nd Floor—940 Blanshard Street Victoria BC 1 77 526-1526 Notice of Articles BUSINESS CORPORATIONS ACT CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies T.K. SPARKSNOTICE OF ARTICLES Name of Company: BROOKFIELD RENEWABLE CORPORATION REGISTERED OFFICE INFORMATION Mailing Address: 1500 ROYAL CENTRE 1055 WEST GEORGIA STREET P.O. BOX 11117 VANCOUVER BC V6E 4N7 CANADA Delivery Address: 1500 ROYAL CENTRE 1055 WEST GEORGIA STREET P.O. BOX 11117 VANCOUVER BC V6E 4N7 CANADA RECORDS OFFICE INFORMATION Mailing Address: 1500 ROYAL CENTRE 1055 WEST GEORGIA STREET P.O. BOX 11117 VANCOUVER BC V6E 4N7 CANADA Delivery Address: 1500 ROYAL CENTRE 1055 WEST GEORGIA STREET P.O. BOX 11117 VANCOUVER BC V6E 4N7 CANADA

DIRECTOR INFORMATION Last Name, First Name, Middle Name: Zuccotti, Patricia Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: Dorn, Nancy Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: Blidner, Jeffrey M. Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: MacEwen, Randy Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: Maroun, Lou Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: Westwell, Stephen Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA

Last Name, First Name, Middle Name: Deasley, Sarah Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: Cutler, Scott Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Last Name, First Name, Middle Name: de Carvalho Filho, Eleazar Mailing Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA Delivery Address: SUITE 100—181 BAY STREET TORONTO ON M5J 2T3 CANADA AUTHORIZED SHARE STRUCTURE 1. No Maximum Class A Exchangeable Subordinate Voting SharesWithout Par Value With Special Rights or Restrictions attached 2.No MaximumClass B Multiple Voting SharesWithout Par Value With Special Rights or Restrictions attached

Number: BC1505127

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BROOKFIELD RENEWABLE CORPORATION

- i -

TABLE OF CONTENTS

(continued)

		Page

PART 26	SPECIAL RIGHTS AND RESTRICTIONS CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES	49

PART 27	SPECIAL RIGHTS AND RESTRICTIONS CLASS B MULTIPLE VOTING SHARES	57

- ii -

Number: BC1505127

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BROOKFIELD RENEWABLE CORPORATION

(THE “COMPANY”)

PART 1

INTERPRETATION

Definitions

1.1	In these Articles, unless the context otherwise requires:

(a) “Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b) “affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(c) “BEP” means Brookfield Renewable Partners L.P., a Bermuda exempted limited partnership, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(d) “BEP-Affiliated Class A Shareholder” means BEP or a Person Controlled by BEP to the extent BEP or such other Person holds Class A Shares;

(e) “BEP Distribution Declaration Date” means the date on which the BEP GP declares any distribution on the BEP Units;

(f) “BEP Distributed Right” has the meaning as provided in clause (ii) of the definition of “Conversion Factor” below;

(g) “BEP GP” means the general partner of BEP from time to time;

(h) “BEP Liquidation Event” has the meaning as provided in §26.26;

(i) “BEP Unit” means a limited partnership interest in BEP representing a fractional part of all the limited partnership interests in BEP, other than a preferred limited partnership interest, and which limited partnership interest is designated by BEP as an “Equity Unit” (as defined in the Amended and Restated Limited Partnership Agreement of BEP dated as of May 3, 2016), and includes any limited partnership interest or other equity interest of BEP into which such BEP Unit is converted or for which such BEP Unit is exchanged;

(j) “BEP Unit Value” means, with respect to a BEP Unit on a particular date, the market price of a BEP Unit on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BEP Units are listed on a U.S. National Securities Exchange, the closing price per BEP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BEP Units are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BEP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BEP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BEP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BEP Units are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met, then the amount that a holder of one BEP Unit would receive if each of the assets of BEP were sold for its fair market value on such date, BEP were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its partners in accordance with the terms of its partnership agreement;

(k) “BEP Units Amount” means, with respect to each Tendered Share, such number of BEP Units equal to the Conversion Factor in effect on the Valuation Date with respect to such Tendered Shares;

(l) “BN” means Brookfield Corporation, a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(m) “board of directors”, “directors” and “board” mean the directors or sole director of the Company as applicable;

(n) “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or Toronto, Ontario, Canada are authorized or required by Law to close;

(o) “Cash Amount” means (a) with respect to each Tendered Class A Share, an amount in cash equal to the product of (i) the applicable BEP Units Amount for such Tendered Class A Share multiplied by (ii) the BEP Unit Value as of the applicable Valuation Date, and (b) with respect to each Tendered Class B Share, an amount in cash equal to the BEP Unit Value for such Tendered Class B Share;

(p) “Class A Distributed Right” has the meaning as provided in clause (iv) of the definition of “Conversion Factor” below;

(q) “Class A Dividend” has the meaning as provided in §26.2;

(r) “Class A Share” means a class A exchangeable subordinate voting share of the Company;

(s) “Class A Share Value” means, with respect to a Class A Share on a particular date, the market price of a Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the Class A Shares are listed on a U.S. National Securities Exchange, the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount that a holder of one Class A Share would receive if each of the assets of the Company were sold for its fair market value on such date, the Company were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its shareholders in accordance with the terms of these Articles;

(t) “Class A Shareholder” means a holder of Class A Shares;

(u) “Class A.1 Share” means a class A.1 exchangeable subordinate voting share of Brookfield Renewable Corporation (to be renamed Brookfield Renewable Holdings Corporation);

(v) “Class A.2 Share” means a class A.2 exchangeable non-voting share of Brookfield Renewable Corporation (to be renamed Brookfield Renewable Holdings Corporation);

(w) “Class B Retraction Amount” has the meaning as provided in §27.11;

(x) “Class B Retraction Right” has the meaning as provided in §27.11;

(y) “Class B Share” means a class B multiple voting share of the Company;

(z) “Class B Shareholder” means a holder of Class B Shares;

(aa) “Close of Business” means 5:00 p.m., Eastern Time;

(bb) “Company” means Brookfield Renewable Corporation;

(cc) “Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors of the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A controls B for this purpose;

(dd) “Conversion Factor” means 1.0; provided that in the event that:

(i) BEP (a) declares or pays a distribution on its outstanding BEP Units wholly or partly in BEP Units; (b) splits or subdivides its outstanding BEP Units or (c) effects a reverse unit split or otherwise combines or reclassifies its outstanding BEP Units into a smaller number of BEP Units, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of BEP Units issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BEP Units (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (i) shall become effective immediately after the Open of Business on the Record Date for such distribution, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this clause (i) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the BEP GP determines not to pay such distribution, to the Conversion Factor that would be in effect if such distribution had not been declared.

(ii) BEP distributes any rights, options or warrants to all or substantially all holders of BEP Units to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BEP Units (or other securities convertible into, exchangeable for or exercisable for BEP Units) (each a “BEP Distributed Right”), then, as of the Record Date for the distribution of such BEP Distributed Rights or, if later, the time such BEP Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of BEP Units issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BEP Distributed Rights become exercisable) plus the maximum number of BEP Units deliverable or purchasable under such BEP Distributed Rights and (B) the denominator of which shall be (x) the number of BEP Units issued and outstanding as of the Close of Business on the Record Date plus (y) such number of BEP Units determined by dividing the minimum aggregate cash purchase price under such BEP Distributed Rights of the maximum number of BEP Units purchasable under such BEP Distributed Rights by the average of the BEP Unit Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BEP Distributed Rights become exercisable); provided, however, that, if any such BEP Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the BEP Distributed Rights, to reflect a reduced maximum number of BEP Units or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (ii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that the BEP Units are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be decreased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BEP Units actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be decreased, effective as of the date the BEP GP determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such BEP Distributed Rights, there shall be taken into account any consideration received by BEP for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the BEP GP.

(iii)  (A)  BEP distributes to all or substantially all holders of BEP

Units evidences of its indebtedness or assets (including securities, but excluding distributions paid exclusively in cash, distributions referred to in clauses (i) or (ii) above or any Spin-off referred to in clause (iii)(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in clause (ii) above), the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such distribution by a fraction (a) the numerator of which shall be the average of the BEP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution and (b) the denominator of which shall be the average of the BEP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution less the fair market value on the Record Date for such distribution (as determined by the BEP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one BEP Unit.

Any adjustment under this clause (iii)(A) will become effective immediately after the Open of Business on the Record Date for such distribution. If such distribution is not paid or made, the Conversion Factor shall be decreased, effective as of the date the BEP GP determines not to pay or make such distribution, to be the Conversion Factor that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by the BEP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BEP Unit is equal to or greater than the average BEP Unit Value referenced above in this clause (iii)(A), in lieu of the foregoing adjustment, each Class A Shareholder shall receive from the Company, in respect of each Class A Share, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BEP Units), that in the determination of the Company, is comparable as a whole in all material respects with the amount of BEP indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BEP Units equal to the Conversion Factor in effect immediately prior to the Record Date.

(B)

Where there has been a Spin-off, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such Spinoff by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one BEP Unit distributed to BEP Unit holders over the Valuation Period plus the average of the BEP Unit Value over the Valuation Period and (b) the denominator of which shall be the average of the BEP Unit Value over the Valuation Period; provided that, the Company may elect to pay cash in lieu of making an adjustment to the Conversion Factor provided by this clause (iii)(B), in which case the Company shall be required to pay to the Class A Shareholders and the Class A Shareholders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Class A Share held, calculated by multiplying the BEP Unit Value on the Record Date of such Spin-off by the amount the Conversion Factor would have increased as a result of such Spin-off if no such cash payment was made.

Any adjustment under this clause (iii)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off.

Notwithstanding the foregoing, in respect of any exchange by a Class A Shareholder during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor. If any such Spin-off does not occur, the Conversion Factor shall be decreased, effective as of the date the BEP GP determines not to proceed with the Spin-off, to be the Conversion Factor that would then be in effect if such Spin-off had not been pursued.

(iv) BEP or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the BEP Units (but excluding for all purposes any tender or exchange offer involving an offer to exchange BEP Units for Class A Shares or any other security that is economically equivalent to BEP Units), to the extent that the cash and value of any other consideration included in the payment per BEP Unit exceeds the average of the BEP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (a) the numerator of which shall be (x) the sum of the aggregate value of all cash and any other consideration (as determined by the BEP GP) paid or payable in respect of BEP Units in such tender or exchange offer plus (y) the average of the BEP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date multiplied by the number of BEP Units issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all BEP Units accepted for purchase or exchange in such tender or exchange offer, without duplication), and (b) the denominator of which shall be the number of BEP Units issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of all BEP Units accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the BEP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

For greater certainty, no adjustment under this clause (iv) will be made for any normal course issuer bid or similar stock buyback. Any adjustment under this clause (iv) will be made immediately after the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date.

Notwithstanding the foregoing, in respect of any exchange by a Class A Shareholder during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor.

(v) the Company (a) declares or pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares; (b) splits or subdivides its outstanding Class A Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A Shares into a smaller number of Class A Shares, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A Shares (assuming the above assumption has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (v) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend of the type described in this clause (v) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the board of directors determines not to pay such dividend, to the Conversion Factor that would be in effect if such dividend had not been declared.

(vi) the Company distributes any rights, options or warrants to all or substantially all holders of Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities convertible into, exchangeable for or exercisable for Class A Shares) at a price per share that is less than the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Class A Distributed Right”), then, as of the Record Date for the distribution of such Class A Distributed Rights or, if later, the time such Class A Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus (y) such number of Class A Shares determined by dividing the minimum aggregate cash purchase price under such Class A Distributed Rights of the maximum number of Class A Shares purchasable under such Class A Distributed Rights by the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Class A Distributed Rights become exercisable) and (B) the denominator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus the maximum number of Class A Shares purchasable under such Class A Distributed Rights; provided, however, that, if any such Class A Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the Class A Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (vi) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) for such issuance. To the extent that the Class A Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be increased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be increased, effective as of the date the board of directors determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such Class A Distributed Rights, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the board of directors.

Any adjustment to the Conversion Factor shall be calculated up to four (4) decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Conversion Factor, the Company shall make a public announcement of such adjustment or readjustment.

Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with (a) an event described in clauses (i) through (iv) above (other than clause (iii)(B) above) if, in connection with such event, the Company makes a distribution of cash, Class A Shares, BEP Units and/or rights, options or warrants to acquire Class A Shares and/or BEP Units with respect to all applicable Class A Shares, splits or subdivides the Class A Shares, distributes to all or substantially all holders of Class A Shares evidences of its indebtedness or assets or effects a reverse split of, or otherwise combines or makes an offer for, the Class A Shares, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event, (b) a Spin-off as described in clause (iii)(B) above if the Company makes a distribution of the share capital or similar equity interests distributed to BEP Unit holders in the Spin-off in an amount and on terms that are comparable in all material respects to such Spin-off, or (c) an event described in clauses (v) through (vi) above if, in connection with such event, BEP makes a distribution of cash, Class A Shares, BEP Units and/or rights, options or warrants to acquire Class A Shares and/or BEP Units with respect to all BEP Units, splits or subdivides the BEP Units or effects a reverse split of, or otherwise combines or makes an offer for, the BEP Units, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event;

(ee) “Conversion Notice” has the meaning as provided in §26.32;

(ff) “Effective Date” means, with respect to an event described in clauses (i) and (v) of the definition of “Conversion Factor” above, the first date on which the BEP Units or Class A Shares, as applicable, trade on the applicable exchange or in the applicable market, in a regular way, reflecting the relevant unit or share split, subdivision, reserve split, combination or reclassification, as applicable;

(gg) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(hh) “Exchange Consideration” has the meaning as provided in §26.14;

(ii) “Exchange Date” means the date upon which a Tendering Class A Shareholder’s Exchange Right has been satisfied by the delivery of the Exchange Consideration to such Tendering Class A Shareholder with respect to its Tendered Class A Shares;

(jj) “Exchange-Redemption Call Right” has the meaning as provided in §26.24;

(kk) “Exchange Right” has the meaning as provided in §26.12;

(ll) “Ex-Dividend Date” means, in respect of a dividend or distribution on the applicable securities, (a) the date on which such securities are traded without an entitlement to such dividend or distribution or (b) where such securities trade on a due bill basis, the date on which such dividend or distribution is paid;

(mm) “Expiration Date” has the meaning as provided in clause (iv) of the definition of “Conversion Factor” above;

(nn) “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

(oo) Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(pp) “Last Reported Sale Price” means with respect to a security on a particular date, the market price of such security on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange (or, if listed on more than one U.S. National Securities Exchange, the U.S. National Securities Exchange with the greatest volume of trading by dollar value over the 12-month period preceding the date of the calculation); (ii) if such security is not listed on a U.S. National Securities Exchange but is listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (iv) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and such security is not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose;

(qq) “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets;

(rr) “legal personal representative” means the personal or other legal representative of the shareholder;

(ss) “Liquidation Amount” has the meaning as provided in §26.26;

(tt) “Liquidation Call Consideration” has the meaning as provided in §26.29;

(uu) “Liquidation Call Right” has the meaning as provided in §26.29;

(vv) “Liquidation Date” has the meaning as provided in §26.26;

(ww) “Liquidation Event” has the meaning as provided in §26.26;

(xx) “Liquidation Reference Date” has the meaning as provided in §26.26;

(yy) “Non-Affiliated Holders” means the holders of Class A Shares other than BEP-Affiliated Class A Shareholders;

(zz) “Notice of Class A Redemption” means a Notice of Redemption substantially in the form set forth on Exhibit “B” hereto;

(aaa) “Notice of Class B Retraction” means a Notice of Retraction substantially in the form set forth on Exhibit “C” hereto;

(bbb) “Notice of Exchange” means a Notice of Exchange substantially in the form set forth on Exhibit “A” hereto (or notice of the exercise of Exchange Rights in such other form as may be acceptable to the Company);

(ccc) “Open of Business” means 9:00 a.m., Eastern Time;

(ddd) “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

(eee) “Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of BEP Units and/or Class A Shares have the right to receive any cash, securities, assets or other property or in which BEP Units and/or Class A Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BEP Units and/or Class A Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the board of directors or the BEP GP, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(fff) “Redemption Consideration” has the meaning as provided in §26.22;

(ggg) “registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(hhh) “Rights Agent” means Wilmington Trust, National Association or any successor thereto as rights agent for the Secondary Exchange Amount;

(iii) “Rights Agreement” means that certain Rights Agreement to be entered into by and between BN and the Rights Agent on or prior to the initial issuance of Class A Shares by the Company as it may be amended or modified from time to time in accordance with the terms thereof;

(jjj) “Secondary Exchange Amount” means, with respect to a Tendered Share, the BEP Units Amount for such Tendered Share or, at the election of BN, the Cash Amount for such Tendered Share, in each case, on the terms and subject to the conditions of the Rights Agreement;

(kkk) “Secondary Exchange Date” means, with respect to any Class A Share, the date that is two (2) Business Days following the Specified Exchange Date or Specified Class A Redemption Date, as applicable, with respect to such Class A Share;

(lll) “Secondary Exchange Right” has the meaning set forth in §26.17;

(mmm) “share” means a share in the share structure of the Company;

(nnn) “special majority” means the number of votes described in §11.2 which is required to pass a special resolution;

(ooo) “Specified Class A Redemption Date” means, with respect to the Notice of Class A Redemption, the sixtieth (60th) day following delivery of such Notice of Class A Redemption to the Class A Shareholder or such later day specified in such Notice of Class A Redemption;

(ppp) “Specified Class B Retraction Date” means, with respect to each Notice of Class B Retraction, the thirtieth (30th) day following receipt of such Notice of Class B Retraction by the Company;

(qqq) “Specified Exchange Date” means, with respect to each Notice of Exchange for which an Exchange Date has not occurred prior thereto, the tenth (10th) Business Day following the receipt of such Notice of Exchange by the Transfer Agent;

(rrr) “Spin-off” means a payment by BEP of a distribution of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of BEP, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

(sss) “Tendered Class A Shares” has the meaning as provided in §26.12;

(ttt) “Tendered Class B Shares” has the meaning as provided in §27.11;

(uuu) “Tendered Shares” means the Tendered Class A Shares, Tendered Class B Shares, as applicable;

(vvv) “Tendering Class A Shareholder” has the meaning as provided in §26.12;

(www) “Tendering Class B Shareholder” has the meaning as provided in §27.11;

(xxx) “Trading Day” means a day on which (a) trading in the applicable securities generally occurs on a U.S. National Securities Exchange or, if the applicable securities are not then listed on a U.S. National Securities Exchange, on the TSX or such other market on which the applicable securities are then traded and (b) a Last Reported Sale Price for the applicable securities is available on such securities exchange or market. If the applicable securities are not so listed, or in the case of unlisted securities, so traded, “Trading Day” means a “Business Day”;

(yyy) “Transfer” means any sale, assignment, surrender, gift or transfer of ownership of, the granting or foreclosure of a pledge, mortgage, charge, security interest, hypothecation or other encumbrance, whether voluntary, involuntary, by operation of law or otherwise, or the entry into of any contract, option or other arrangement or understanding with respect to the foregoing;

(zzz) “Transfer Agent” means Computershare Investor Services Inc., and includes any person who becomes a successor or replacement transfer agent is deemed to refer to all successors, including, without limitation, by operation of law of such transfer agent;

(aaaa) “TSX” means Toronto Stock Exchange;

(bbbb) “Unpaid Dividends” has the meaning as provided in §26.3;

(cccc) “U.S. National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the U.S. Securities and Exchange Commission, any other U.S. exchange, whether or not so registered, on which the applicable securities are listed;

(dddd) “Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange, or by the Company of a Notice of Class B Retraction, or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Class A Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day; and

(eeee) “Valuation Period” means, with respect to any Spin-off, the ten (10) consecutive Trading Day period commencing on, and including, the Ex-Dividend Date of the Spin-off.

Act and Interpretation Act Definitions Applicable

1.2 The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

Actions on Non-Business Days

1.3 Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

Currency

1.4 Except where otherwise expressly provided herein, all amounts are stated in U.S. currency.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1 The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2 Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3 Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a nontransferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5 If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a) cancel the share certificate or acknowledgment; and

(b) issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a) proof satisfactory to it of the loss, theft or destruction; and

(b) any indemnity the directors consider adequate.

Splitting Share Certificates

2.7 If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8 There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9 Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

Directors Authorized

3.1 Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2 The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3 The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4 Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property;

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5 Subject to the Act and the rights if any, of the holders of issued shares of the Company, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

Central Securities Register

4.1 As required by and subject to the Act, the Company must maintain a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place. If the directors designate a location outside British Columbia as the location at which the company maintains its central securities register, the central securities register must be available for inspection and copying in accordance with the Act at a location inside British Columbia by means of a computer terminal or other electronic technology.

PART 5

SHARE TRANSFERS

Registering Transfers

5.1 A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a) except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c) if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2 The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors.

Transferor Remains Shareholder

5.3 Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4 If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5 Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6 There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1 In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2 The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

PART 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1 Subject to the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.2 If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift, cancel or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share. Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.3 The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly.

PART 8

BORROWING POWERS

8.1 The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1 Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a) create one or more classes of shares or, if none of the shares of a class of shares are allotted or issued, eliminate that class of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares or establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2 Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3 The Company may by directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4 If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1 Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2 If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting. A unanimous resolution passed in writing under this §10.2 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a unanimous resolution, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A unanimous resolution in writing may be in two or more counterparts which together are deemed to constitute one unanimous resolution in writing.

Calling of Meetings of Shareholders

10.3 The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4 The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as a special resolution and any notice to consider approving a continuation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if the Company is a public company, 21 days;

(b) otherwise, 10 days.

Record Date for Notice

10.5 The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6 The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7 The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8 If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9 In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors, or if so approved by a resolution of the directors, any general meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1 At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution;

(ix) any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Resolutions

11.2 The number of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Ordinary Resolutions

11.3 The number of votes required for the Company to pass an ordinary resolution at a general meeting of shareholders is a majority of the votes cast on the resolution.

Quorum

11.4 Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.6, the quorum for the transaction of business at a meeting of shareholders is at least one holder of Class A Shares and one holder of Class B Shares, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares entitled to be voted at the meeting. At any time that no Class A Shares are outstanding, the quorum will be at least one holder of Class B Shares.

11.5 Where a separate vote by a class or series or classes or series is required, the quorum for that matter is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares of such class or series or classes or series entitled to vote on that matter.

One Shareholder May Constitute Quorum

11.6 If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.7 In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.8 No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.9 If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place specified in the notice calling the meeting unless otherwise determined by an ordinary resolutions of those shareholders present and for which notification is provided to all shareholders entitled to attend such meeting.

Lack of Quorum at Succeeding Meeting

11.10 If, at the meeting to which the meeting referred to in §11.9(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy one or more shareholders, entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.11 The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.12 If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the lawyer of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the lawyer of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.13 The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.14 It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.15 Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.16 The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.15, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.17 No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.18 In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.19 Subject to §11.20, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.20 A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.21 In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.22 On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.23 No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.24 The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.25 The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1 Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2 A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3 If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4 Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5 If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must be received:

(i) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice for the receipt of proxies, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(ii) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b) if a representative is appointed under this §12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6 If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7 Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8 A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9 A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10 A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(b) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12 A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13 Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a) at the registered office of the Company at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14 An instrument referred to in §12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15 The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13

DIRECTORS

First Directors; Number of Directors

13.1 The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a) subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

(b) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4;

(c) if the Company is not a public company, the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2 If the number of directors is set under §13.1(b)(i) or §13.1(c)(i), subject to any restrictions in the Act and to §14.8, the board of directors may appoint the directors needed to fill any vacancies in the board of directors up to that number.

Directors’ Acts Valid Despite Vacancy

13.3 An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4 A director is not required to hold a share in the share structure of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5 The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6 The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7 If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8 Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1 At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2 No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3 If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) when his or her successor is elected or appointed; and

(d) when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4 If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire no later than the date on which new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5 Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6 The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7 If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8 Notwithstanding §13.1, §13.2, and §14.1, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors but the number of additional directors appointed under this §14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or reappointment.

Ceasing to be a Director

14.9 A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10 The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11 The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Nomination of Directors

14.12

(a) Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii) by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must be given

(i) timely notice thereof in proper written form to an officer of the Company of the Company at the principal executive offices of the Company in accordance with this §14.12 and

(ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(c).

(c) To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to an officer of the Company, being either the Chief Executive Officer, the Chief Financial Officer, or the Corporate Secretary (singularly, “an officer of the Company”), must be made:

(i) in the case of an annual meeting of shareholders, not less than 40 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii) Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d) To be in proper written form, a Nominating Shareholder’s notice to an officer of the Company, under §14.12(b) must set forth:

(i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the Class A Shares may then be listed) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii) as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f) For purposes of this §14.12:

(i) “Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(ii) “Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iii) “Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(iv) “Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(v) “owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca.

(g) Notwithstanding any other provision to this §14.12, notice or any delivery given to an officer of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission, email or other electronic transmission method made available by the Company, and shall be deemed to have been given and made only at the time it is served by personal delivery, email, electronic transmission or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to an officer of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Vancouver time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

14.13 In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c).

PART 15

POWERS AND DUTIES OF DIRECTORS

Powers of Management

15.1 The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

15.2 The directors may from time to time, by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

16.1 A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

16.2 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4 A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

16.5 A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

16.6 No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

16.7 Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

16.8 A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17

PROCEEDINGS OF DIRECTORS

Meetings of Directors

17.1 The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

17.2 Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

17.3 The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Place of Meetings

17.4 Meetings of directors may be held at any place within or outside of Canada, or if so approved by all of the directors, such meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

Meetings by Telephone or Other Communications Medium

17.5 A director may participate in a meeting of the directors or of any committee of the directors:

(a) in person; or

(b) by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.5 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

17.6 A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

17.7 Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

When Notice Not Required

17.8 It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

17.9 The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

17.10 Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

17.11 The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

17.12 Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

17.13 A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.13 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a consent, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.13 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

18.1 The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

18.2 The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

18.3 Any committee appointed under §18.1 or §18.2 in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

18.4 The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

Committee Meetings

18.5 Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

Directors May Appoint Officers

19.1 The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

19.2 The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

19.3 No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board, chair of a committee of the board or lead independent director, if any, must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

19.4 All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

Definitions

20.1 In this Part 20:

(a) “eligible party”, in relation to a company, means an individual who:

(i) is or was a director or officer of the Company;

(ii) is or was a director or officer of another corporation

(A) at a time when the corporation is or was an affiliate of the Company, or

(B) at the request of the Company; or

(iii) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and Sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

(b) “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c) “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d) “expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e) “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

20.2 Subject to the Act, the Company must indemnify each eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

Indemnification of Other Persons

20.3 Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

20.4 The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

20.5 Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

Company May Purchase Insurance

20.6 The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

PART 21

DIVIDENDS

Payment of Dividends Subject to Special Rights

21.1 The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

21.2 Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

21.3 The directors need not give notice to any shareholder of any declaration under §21.2.

Record Date

21.4 The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

21.5 A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other entity, or in any one or more of those ways.

Settlement of Difficulties

21.6 If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

21.7 Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

21.8 All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

21.9 If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

21.10 No dividend bears interest against the Company.

Fractional Dividends

21.11 If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

21.12 Any dividend or other distribution payable in money in respect of shares may be paid (i) by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing or (ii) by wire transfer or other electronic means. In the case of payment of a dividend by cheque, mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority. In the case of payment of a dividend by wire transfer or other electronic means, the initiation of such payment by the Company will, to the extent of the sum represented by the transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

21.13 Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

PART 22

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

22.1 The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

22.2 Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

22.3 The directors may set the remuneration of the auditor of the Company.

PART 23

NOTICES

Method of Giving Notice

23.1 Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles (a “Notice”) to be sent by or to a person may be sent by:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a Notice mailed to a shareholder, the shareholder’s registered address;

(ii) for a Notice mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of Notices of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a Notice delivered to a shareholder, the shareholder’s registered address;

(ii) for a Notice delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of Notices of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the Notice by fax to the fax number provided by the intended recipient for the sending of Notices that class;

(d) sending the Notice by email to the email address provided by the intended recipient for the sending of Notices of that class;

(e) sending the Notice by other means of electronic transmission accessible by the intended recipient for the sending of Notices of that class in accordance with applicable law; and

(f) physical delivery to the intended recipient.

Press Release

23.2 Unless the Act or these Articles provide otherwise, a Notice to be sent to a shareholder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied upon issuing a press release complying with applicable laws and regulations if deemed by the board of directors to be a reasonable or appropriate means of providing such Notice.

Deemed Receipt of Mailing

23.3 A notice, statement, report or other record that is:

(a) mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b) faxed to a person to the fax number provided by that person under §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(c) emailed to a person to the e-mail address provided by that person under §23.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed; and

(d) sent to a person by other means of electronic transmission under §23.1 is deemed to be received by the person to whom it was transmitted on the day that such transmission occurred.

Certificate of Sending

23.4 A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

23.5 A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

23.6 A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in §23.6(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

23.7 If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

PROHIBITIONS

Definitions

24.1 In this Part 24:

(a) “designated security” means:

(i) a voting security of the Company;

(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in §(a) or §(b);

(b) “security” has the meaning assigned in the Securities Act (British Columbia); and

(c) “voting security” means a security of the Company that:

(i) is not a debt security; and

(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

24.2 §24.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia) or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

24.3 No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 25

FORUM SELECTION

25.1 Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Nothing in this §25.1 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this §25.1.

PART 26

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES

Special Rights and Restrictions

26.1 The Class A Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 26.

DIVIDENDS

Dividend Rights

26.2 Each Class A Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors, a dividend on each Class A Share in an amount in cash for each Class A Share equal to the cash distribution declared on each BEP Unit on each BEP Distribution Declaration Date occurring after the first date of issuance of the Class A Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Class A Dividend”), it being understood that Class A Shareholders will not be entitled to any dividends other than the Class A Dividend.

Unpaid Dividends

26.3 If the full amount of a Class A Dividend is not declared on a BEP Distribution Declaration Date, or is declared but is not paid on the payment date, then such Class A Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned or authorized (such amounts, the “Unpaid Dividends”). Any dividend payment made on the Class A Shares shall first be credited against the earliest Unpaid Dividends due with respect to such Class A Shares which remains payable.

Payment of Dividends

26.4 Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all Class A Dividends contemplated by §26.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation. Subject to the requirements of applicable Law with respect to unclaimed property, no Class A Shareholder will be entitled to recover by action or other legal process against the Company any dividend that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of two years from the date on which such dividend was first payable.

Record and Payment Dates

26.5 The Record Date with respect to any Class A Dividend declared by the board of directors and the payment date of such Class A Dividend will be the same dates as the Record Date and the payment date, respectively, for the corresponding distribution declared on the BEP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A Shares

26.6 The Class A Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank senior to the Class B Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event.

VOTING

Voting Rights

26.7 Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A Shareholder shall be entitled to cast one vote for each Class A Share held at the record date for the determination of shareholders entitled to vote on any matter.

26.8 Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and Class B Shareholders will vote together and not as separate classes.

26.9 The holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote in respect of the election of all directors of the Company.

Amendment with Approval of Class A Shareholders

26.10 In addition to any other approvals required by Law, any approval given by the Class A Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares or any other matter requiring the approval or consent of the Class A Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of Class A Shareholders duly called and held at which the Class A Shareholders holding at least 10% of the outstanding Class A Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of not less than 66 2/3% of the Non-Affiliated Holders represented in person or by proxy at the meeting. If at any such meeting the Class A Shareholders holding at least 10% of the outstanding Class A Shares as of the Record Date of such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such reconvened meeting, the Class A Shareholders present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66

2/3% of the votes cast on such amendment at such reconvened meeting by the Non-Affiliated Holders shall be effective. Notwithstanding the foregoing, any approval given by the Class A Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares or any other matter that would reasonably be expected to impact the economic equivalence of a Class A Share with a BEP Unit shall require (i) at a duly called annual or special meeting of the Class A Shareholders, the affirmative consent or vote, as applicable, of holders of a majority of the outstanding Class A Shares held by Non-Affiliated Holders voting as a class, or (ii) in the event that there is more than one independent director of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the Class A Shares may then be listed) who does not also serve on the board of the BEP GP (each a “non-overlapping director”), the approval of a majority of such non-overlapping directors.

Approval of Issuance of Senior Securities to Affiliates

26.11 Notwithstanding anything in these Articles to the contrary, approval of holders of a majority of the outstanding Class A Shares held by Non-Affiliated Holders, voting as a class, shall be required prior to the Company’s issuance to BN or BEP or any of their affiliates of any preferred or equity securities (including any share purchase, warrants, options and other rights convertible into, exchangeable for or exercisable for such securities) that rank senior to the Class A Shares with respect to payment of dividends or return of capital in the event of liquidation, dissolution or winding-up of the Company.

EXCHANGE RIGHTS

Exchange at the Option of the Class A Shareholder

26.12 Subject to applicable Law and the due exercise by BEP of the Exchange-Redemption Call Right, at any time from and after the date of the issuance of the Class A Shares, each Class A Shareholder shall have the right (the “Exchange Right”) to require the Company to redeem all or such portion of the Class A Shares registered in the name of such Class A Shareholder specified in a Notice of Exchange delivered to the Transfer Agent by or on behalf of such Class A Shareholder (such Class A Shares being hereafter referred to as “Tendered Class A Shares” and such Class A Shareholder, the “Tendering Class A Shareholder”) for the BEP Units Amount per Tendered Class A Share or, if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the BEP Units Amount per Tendered Class A Share), plus, in either case, a cash amount equal to any Unpaid Dividends per Tendered Class A Share.

Notice of Exchange

26.13 A Class A Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right. The Transfer Agent shall promptly notify the Company, BEP and, until such time as the Rights Agreement has been terminated, BN, of the receipt of a Notice of Exchange.

Satisfaction of Exchange Rights

26.14 Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, and provided that BEP has not exercised the Exchange-Redemption Call Right, the Company will redeem the applicable Tendered Class A

Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A Shareholder, at the address of the holder recorded in the register of the Company for the Class A Shares or at the address specified in the holder’s Notice of Exchange, either (i) the BEP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A Share equal to any Unpaid Dividends per Tendered Class A Share ((i) or (ii), plus such Unpaid Dividends collectively being the “Exchange Consideration”) and such delivery of such Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §26.4.

26.15 Any Tendering Class A Shareholder shall have no further right, with respect to any Tendered Class A Shares redeemed, repurchased or exchanged, to receive any dividends on Class A Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A Shareholder shall continue to own each Class A Share subject to any Notice of Exchange, and be treated as a Class A Shareholder with respect to each such Class A Share for all other purposes of these Articles, until such Class A Share has been redeemed in accordance with §26.14 or repurchased or exchanged in accordance with the Rights Agreement, as applicable, for the Secondary Exchange Amount in accordance with §26.17. A Tendering Class A Shareholder shall have no rights as a unitholder of BEP with respect to any BEP Units to be received by such Tendering Class A Shareholder in exchange for Tendered Class A Shares pursuant to §26.12 until the Transfer Agent has issued such BEP Units to such Tendering Class A Shareholder.

26.16 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A Shares, and BEP has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A Shares (rounded down to a whole number of Class A Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A Shares that will be redeemed by the Company. Where there is more than one Tendering Class A Shareholder, the Company will redeem the maximum number of Tendered Class A Shares that would not be contrary to such requirements or other provisions among such Tendering Class A Shareholders on a pro rata basis.

Secondary Exchange Rights

26.17 For so long as the Rights Agreement has not been terminated, if a Tendering Class A Shareholder has not received the Exchange Consideration with respect to any Tendered Class A Shares by the Close of Business on the applicable Specified Exchange Date for any reason, then, on the terms and subject to the conditions set forth in the Rights Agreement, which the Class A Shareholders shall have a right to enforce, such Tendering Class A Shareholder shall be entitled to receive from BN the Secondary Exchange Amount with respect to each such Tendered Class A Share no later than the applicable Secondary Exchange Date (the “Secondary Exchange Right”). The Company shall send to BN and to the Rights Agent on the applicable Specified Exchange Date a notice to the effect that the Tendering Class A Shareholder has not received the Exchange Consideration and such notice will set forth the identity of the Tendering Class A Shareholder, the number of Tendered Class A Shares, the amounts of such Exchange Consideration then not paid and will be otherwise consistent with the definition of “Company Notice” in the Rights Agreement.

No Fractional BEP Units

26.18 Notwithstanding anything to the contrary set forth herein, no fractional BEP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A Share or in connection with a Liquidation Event. In lieu of any fractional BEP Units to which the Tendering Class A Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BEP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BEP Unit. In lieu of any fractional BEP Units to which the Tendering Class A Shareholder would otherwise be entitled pursuant to the Rights Agreement, the Rights Agent shall pay a cash amount as determined in accordance with the terms and conditions of the Rights Agreement.

Withholding Taxes

26.19 Each Tendering Class A Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A Shares pursuant to §26.12 to §26.14 and will be deemed to have authorized the Company to retain such portion of the Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §26.19, the Company shall give each Tendering Class A Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A Shares subject to such Notice of Exchange, provide the Tendering Class A Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §26.19; provided that any determination with respect to the tax withholding shall be made by the Company, BEP or an affiliate of BEP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

26.20 If the Company delivers or causes to be delivered a Notice of Class A Redemption to the Class A Shareholders, it shall redeem all of the issued and outstanding Class A Shares on the Specified Class A Redemption Date. The Company may deliver a Notice of Class A Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a) the total number of Class A Shares outstanding decreases by 50% or more over any 12-month period;

(b) a Person acquires 90% of the BEP Units in a take-over bid (as defined by Applicable Securities Laws);

(c) the holders of BEP Units approve an acquisition of BEP by way of arrangement or amalgamation;

(d) the holders of BEP Units approve a restructuring or other reorganization of BEP;

(e) there is a sale of all or substantially all the assets of BEP;

(f) there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(g) the board, in its good faith, concludes that the holders of BEP Units or the Class A Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A Shares

26.21 The Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A Redemption to the Class A Shareholders and, without the consent of the Class A Shareholders, shall redeem all of the Class A Shares on the Specified Class A Redemption Date.

Redemption Procedure

26.22 In the event of a redemption of the Class A Shares, each Class A Shareholder shall be considered a Tendering Class A Shareholder and each Class A Share shall be considered a Tendered Class A Share for the purposes of §26.20 to §26.23, and the Company shall, at or prior to Close of Business on the Specified Class A Redemption Date, pay to each Tendering Class A Shareholder the BEP Units Amount, together with a cash amount for each Tendered Class A Share equal to any Unpaid Dividends per Tendered Class A Share (the BEP Units Amount, plus such Unpaid Dividends collectively being the “Redemption Consideration”) and such delivery of such Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A Shares.

26.23 §26.15 to §26.16 and §26.18 to §26.19 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A Shares.

Exchange-Redemption Call Right

26.24 Notwithstanding the provisions in §26.12 to §26.23 above,

(a) in the event the Company receives a Notice of Exchange from a Tendering Class A Shareholder, BEP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A Shares from the Tendering Class A Shareholder by delivering the Exchange Consideration (the form of Exchange Consideration to be determined by BEP in its sole and absolute discretion) in accordance with §26.12 to §26.19 and §26.19 to §26.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(b) in the event the Company provides a Notice of Class A Redemption to each Class A Shareholder, BEP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Class A Shares from each Class A Shareholder by delivering the Redemption Consideration in accordance with §26.20 to §26.23, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (the right in either (a) or (b) being the “Exchange-Redemption Call Right”), and in the event of the exercise by BEP of the Exchange-Redemption Call Right, each Tendering Class A Shareholder will be obligated to sell all Tendered Class A Shares held by such Tendering Class A Shareholder to BEP (or its affiliate, as applicable) on delivery by BEP (or its affiliate, as applicable) to such Tendering Class A Shareholder of the Exchange Consideration or the Redemption Consideration, as applicable, and the Company will have no obligation to pay any Exchange Consideration or Redemption Consideration to the holders of such Class A Shares so purchased by BEP (or its affiliate, as applicable).

26.25 In order to exercise its Exchange-Redemption Call Right, BEP must notify the Transfer Agent in writing, as agent for the holders of Class A Shares, and the Company, of its intention to exercise such right at least 3 days before the Specified Exchange Date or at least 10 days before the Specified Class A Redemption Date, as applicable. Delivery by BEP to the Transfer Agent of a standing direction as to any exercise of the Exchange-Redemption Call Right in respect of the exercise of Exchange Rights shall satisfy the notification requirements set forth in this §26.25.

LIQUIDATION

Liquidation Rights

26.26 Upon any liquidation, dissolution, winding up of the Company or any other distribution of its assets among its shareholders, whether voluntary or involuntary (a “Liquidation Event”), including where substantially concurrent with the liquidation, dissolution, or winding up of BEP, whether voluntary or involuntary (a “BEP Liquidation Event”), each Class A Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to be paid out of the assets of the Company legally available for distribution on the effective date of the Liquidation Event (the “Liquidation Date”) an amount in cash per Class A Share then held by them equal to the BEP Unit Value on the Trading Day immediately preceding the public announcement of the Liquidation Event (the “Liquidation Reference Date”) multiplied by the Conversion Factor (and together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share, the “Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A Shares in exchange for such number of BEP Units per Class A Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A Share equal to any Unpaid Dividends per Class A Share in accordance with §26.22 and §26.23, in lieu of paying the Liquidation Amount.

26.27 The rights of the Class A Shareholders to receive the amount set forth in §26.26 is subject to:

(a) the prior rights of holders of any class of shares ranking in priority with the Class A Shares;

(b) prior payment in full to each Tendering Class A Shareholder that submitted a Notice of Exchange at least 10 days prior to the date of the Liquidation Event of the Exchange Consideration; and

(c) prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Class B Retraction Amount.

26.28 If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A Shareholders of the foregoing amounts set forth in §26.26 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A Shareholders at the time outstanding, rateably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §26.26.

BEP Liquidation Call Right

26.29 Notwithstanding §26.26, BEP will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Class A Shareholders on the Liquidation Date all but not less than all of the Class A Shares held by each such holder in exchange for the issuance by BEP of such number of BEP Units per Class A Share equal to the Conversion Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Class A Shareholder will be obligated on the Liquidation Date to sell all the Class A Shares held by such holder to BEP on the Liquidation Date upon issuance by BEP to the holder of the Liquidation Call Consideration for each such Class A Share and the Company will have no obligation to pay any Liquidation Amount to the holders of such Class A Shares so purchased by BEP.

26.30 In order to exercise the Liquidation Call Right, BEP must notify the Transfer Agent in writing, as agent for the Class A Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BEP exercises the Liquidation Call Right in accordance with this §26.30, all obligations of the Company under §26.26 to §26.28 will terminate and on the Liquidation Date BEP will purchase and Class A Shareholders will sell all of their Class A Shares then outstanding for a price per unit equal to the Liquidation Call Consideration.

Automatic Redemption Rights

26.31 Subject to the exercise of the Liquidation Call Right, in connection with a BEP Liquidation Event, including where substantially concurrent with a Liquidation Event, the Company shall, subject to applicable Law, redeem all outstanding Class A Shares on the day prior to the effective date of the BEP Liquidation Event, and immediately following the automatic redemption by Brookfield Renewable Corporation (to be renamed Brookfield Renewable Holdings Corporation) of the Class A.1 Shares and Class A.2 Shares (or exercise by BEP of the Liquidation Call Right in respect thereof), in exchange for, in its sole and absolute discretion, (i) an amount in cash per share equal to the BEP Unit Value on the Trading Day immediately preceding the public announcement of the BEP Liquidation Event multiplied by the Conversion Factor (together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share), or (ii) such number of BEP Units equal to the Conversion Factor in effect on the Trading Day immediately preceding the public announcement of the BEP Liquidation Event (together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share).

OTHER RIGHTS AND RESTRICTIONS

Conversion of Class A Shares

26.32 Any BEP-Affiliated Class A Shareholder shall be entitled at any time to have any or all of such BEP-Affiliated Class A Shareholder’s Class A Shares converted into Class B Shares at a conversion rate equal to one Class B Share for each Class A Share in respect of which the conversion right is exercised.

The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Conversion Notice”), which notice shall specify the number of Class A Shares that the BEP-

Affiliated Class A Shareholder desires to have converted. Upon receipt of a Conversion Notice, the Company shall, subject to applicable Law, promptly issue to the converting BEP-Affiliated Class A Shareholder the requisite number of Class B Shares and the Transfer Agent shall cancel the converted Class A Shares subject to the Conversion Notice effective concurrently therewith.

Call Rights

26.33 Each Class A Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Exchange-Redemption Call Right and the Liquidation Call Right, in each case, in favour of BEP, and the overriding nature thereof in connection with the exercise of Exchange Rights, the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Class A Shares, as the case may be, and to be bound thereby in favour of BEP as herein provided.

Transfer Restrictions

26.34 No Class A Shareholder shall transfer to any Person such number of Class A Shares such that, after giving effect to the transfer, the transferee, together with its affiliates, would hold a direct and/or indirect interest in voting securities carrying 10% or more of the voting rights attached to all voting securities of the Company without the prior approval of the Federal Energy Regulatory Commission, to the extent required.

PART 27

SPECIAL RIGHTS AND RESTRICTIONS CLASS B MULTIPLE VOTING SHARES

Special Rights and Restrictions

27.1 The Class B Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 27.

Dividend Rights

27.2 Class B Shareholders shall be entitled to receive, as and when declared by the board of directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the board of directors. The Class B Shareholders shall not be entitled to receive dividends (i) unless and until the Company has paid any Unpaid Dividends, and (ii) unless and until the Company has paid all of the Exchange Consideration owing to any Tendering Class A Shareholders who have submitted Notices of Exchange before the date the board of directors declares a dividend on the Class B Shares. The record and payment dates for dividends on Class B Shares shall be such date that the board of directors shall designate for the payment of such dividends.

Stock Dividends

27.3 In the event a dividend is declared and paid on the Class A Shares consisting of Class A Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class B Shares consisting of Class B Shares.

Ranking of the Class B Shares

27.4 The Class B Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank junior to the Class A Shares and senior to any shares ranking junior to the Class B Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event.

Voting Rights

27.5 Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder will be entitled to cast a number of votes per Class B Share equal to: (i) the number that is three times the number of Class A Shares then issued and outstanding, divided by (ii) the number of Class B Shares then issued and outstanding.

27.6 Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and the Class B Shareholders will vote together and not as separate classes.

27.7 At any time that no Class A Shares are outstanding or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

27.8 The holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote for the election of all directors of the Company.

Amendment with Approval of Class B Shareholders

27.9 In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the Class B Shareholders given as hereinafter specified.

27.10 The approval of the Class B Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the Class B Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class B Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class B Shareholders duly called for that purpose. On every poll taken at every meeting of the Class B Shareholders as a class, each Class B Shareholder entitled to vote thereat shall have one vote in respect of each Class B Share held.

Retraction at the Option of the Class B Shareholder

27.11 Subject to applicable Law, at any time from and after the date of the issuance of the Class B Shares, each Class B Shareholder shall have the right (the “Class B Retraction Right”) to require the Company to redeem all or such portion of the Class B Shares registered in the name of such Class B Shareholder specified in a Notice of Class B Retraction delivered to the Company by or on behalf of such Class B Shareholder (such Class B Shares being hereafter referred to as “Tendered Class B Shares” and such Class B Shareholder, the “Tendering Class B Shareholder”) for the Cash Amount (the “Class B Retraction Amount”).

Notice of Class B Retraction

27.12 A Class B Shareholder must deliver a Notice of Class B Retraction to the registered office of the Company in order to exercise his, her or its Class B Retraction Right.

Satisfaction of Retraction Right

27.13 Upon receipt by Company of a Notice of Class B Retraction and such additional documents and instruments as the Company may reasonably require, the Company shall redeem the Tendered Class B Shares on or prior to the Specified Class B Retraction Date. The Company will deliver or cause to be delivered to the Tendering Class B Shareholder, at the address of the holder recorded in the register of the Company for the Class B Shares or at the address specified in the holder’s Notice of Class B Retraction, the Class B Retraction Amount, and such delivery of such Class B Retraction Amount by or on behalf of the Company, will be deemed to be payment of and will satisfy and discharge all liability for the Class B Retraction Right so exercised.

27.14 Each Tendering Class B Shareholder shall continue to own each Class B Share subject to any Notice of Class B Retraction, and be treated as a Class B Shareholder with respect to each such Class B Share for all other purposes of these Articles, until such Class B Share has been redeemed by the Company in accordance with §27.11 to §27.16.

27.15 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law.

Withholding Taxes

27.16 Each Tendering Class B Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class B Shares pursuant to §27.11 to §27.13 and will be deemed to have authorized the Company to retain such portion of the Class B Retraction Amount as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §27.16, the Company shall give each Tendering Class B Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Class B Retraction from such Tendering Class B Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class B Shares subject to such Notice of Class B Retraction, provide the Tendering Class B Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class B Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §27.16; provided that any determination with respect to the tax withholding shall be made by the Company in its sole discretion exercised in good faith.

Liquidation Rights

27.17 Upon any Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, the Class B Shareholders shall be entitled to receive on the Liquidation Date the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in §27.18.

27.18 The rights of the Class B Shareholders to receive the amount set forth in §27.17 is subject to the prior payment of the amounts set forth in §26.27(b) and §26.27(c) and to the prior rights of holders of all Class A Shares and any other class of shares ranking in priority or rateably with the Class B Shares.

Transfer Restrictions

27.19 The Class B Shares may not be Transferred to any Person other than to BEP or a Person Controlled by BEP. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

EXHIBIT “A”

Notice of Exchange

NOTICE OF EXCHANGE

To: Computershare Investor Services Inc. (the “Transfer Agent”)

PLEASE DELIVER YOUR EXCHANGE REQUEST BY ONE OF THE OPTIONS BELOW:

Via PDF Email (recommended)*:	Via Mail:

onlinedeposits@computershare.com * You can either scan this document via PDF or take a picture with your phone (send a CLEAR picture of all pages, both front and back within the same email)	Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions

This notice is given pursuant to Section 26.13 of the articles (the “Articles”) of Brookfield Renewable Corporation (the “Company”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in the Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

☐	all Class A Share(s) registered in the name of the undersigned; or

☐	Class A Share(s) registered in the name of the undersigned.

The undersigned acknowledges the Exchange-Redemption Call Right of Brookfield Renewable Partners L.P. (“BEP”) or an affiliate of BEP to acquire all, but not less than all, of the Tendered Class A Shares from the undersigned and that this notice is and will be deemed to be an offer by the undersigned to sell the Tendered Class A Shares to BEP in accordance with the Exchange-Redemption Call Right on or prior to the Specified Exchange Date for the Exchange Consideration or Redemption Consideration and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the Exchange Consideration for the Tendered Class A Shares may be satisfied by the delivery of an equivalent number of BEP Units (subject to adjustment to reflect certain capital events) or its cash equivalent. The form of payment is to be determined by the Company or BEP in its respective sole and absolute discretion. It is the intention of the Company and BEP to satisfy payment of the Exchange Consideration for Tendered Class A Shares through the delivery of BEP Units rather than the Cash Amount.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class A Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A Shares, provided that BEP has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A Shares (rounded down to a whole number of Class A Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company and BEP that the undersigned has good title to, and owns, the Class A Share(s) to be acquired by the Company, BEP or an affiliate of BEP as the case may be, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class A Shareholder)

(Guarantee of Signature)

CURRENCY ELECTION

(only if exchange or acquisition of the Tendered Class A Shares is satisfied by the Cash Amount)

Shareholders domiciled in Canada will receive the Cash Amount in Canadian dollars (CAD) and shareholders domiciled in the United States and all other countries will receive the Cash Amount in U.S. dollars (USD), unless otherwise elected below:

☐   Issue my cash entitlement payment(s) in U.S. dollars (USD).

☐   Issue my cash entitlement payment(s) in Canadian dollars (CAD).

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by the Transfer Agent, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) the Transfer Agent may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Payment Delivery Instruction

☐   Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid by cheque and mailed to the last address of the Tendering Class A Shareholder as it appears on the register of the Company or as instructed below in Exhibit “A”. ALL CHEQUE PAYMENTS WILL BE ISSUED TO THE REGISTERED NAME AS IT CURRENTLY APPEARS.

☐   Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid by cheque and held for pick-up by the Tendering Class A Shareholder at the principal transfer office of the Transfer Agent in Toronto, Ontario.

☐   Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid electronically to the Tendering Class A Shareholder using the electronic payment information as it appears on the dividend register of the Company or as instructed below in Exhibit “B”.

NOTE: This panel must be completed and such additional documents as the Transfer Agent may require must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The BEP Units Amount and any payment resulting from the exchange or acquisition of the Tendered Class A Shares will be issued and registered in, and made payable to respectively, the name of the Tendering Class A Shareholder as it appears on the register of the Company and the BEP Units Amount and payment resulting from such exchange or acquisition will be delivered to such Tendering Class A Shareholder as indicated above, unless the form appearing immediately below is duly completed.

EXHIBIT A:

Cheque Delivery Information

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class A Shareholder

EXHIBIT B

BROOKFIELD RENEWABLE CORPORATION

EXCHANGE WIRE PAYMENT FORM*

** Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted)	**City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address **City **Province/State **Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No.	Bank No. & Transit No. (Canadian Banks)	ABA/Routing No. (US Banks)

	(3 digits & 5 digits)	(9 digits)

SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

Additional	Notes	and	special	routing	instructions:

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST. IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

**MANDATORY FIELD

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS:	PHONE NUMBER:

EXHIBIT “C”

Notice of Class A Redemption

NOTICE OF CLASS A REDEMPTION

To: Class A Shareholders of Brookfield Renewable Corporation (the “Company”)

This notice is given pursuant to Section 26.20 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The Company hereby notifies the Class A Shareholders that the Company desires to redeem all of the issued and outstanding Class A Shares in accordance with the Articles.

The Company acknowledges that this notice is and will be deemed to be an irrevocable offer by the Company to redeem all of the Class A Shares on the Specified Class A Redemption Date for the Redemption Consideration and on the other terms and conditions set out in the Articles.

Brookfield Renewable Corporation

(Date)

EXHIBIT “D”

Notice of Class B Retraction

NOTICE OF CLASS B RETRACTION

To: Brookfield Renewable Corporation (the “Company”)

This notice is given pursuant to Section 27.12 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

all Class B Share(s) registered in the name of the undersigned; or

Class B Share(s) registered in the name of the undersigned.

The undersigned acknowledges that this notice is and will be deemed to be an irrevocable offer by the undersigned to sell the Tendered Class B Shares to the Company on or prior to the Specified Class B Retraction Date for the Class B Retraction Amount and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class B Shares, the Company will only be obligated to redeem the maximum number of Tendered Class B Shares (rounded down to a whole number of Class B Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company that the undersigned has good title to, and owns, the Class B Share(s) to be acquired by the Company, free and clear of all liens, claims and encumbrances whatsoever.

Date:

(Signature of Tendering Class B Shareholder)

(Guarantee of Signature)

☐ Please check this box if the Cash Amount resulting from the acquisition of the Tendered Class B Shares is to be mailed to the last address of the Tendering Class B Shareholder as it appears on the register of the Company.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Company may require, must be delivered to the registered office of the Company in Vancouver, British Columbia. Any payment resulting from the acquisition of the Tendered Class B Shares will be made payable to the name of the Tendering Class B Shareholder as it appears on the register of the Company and payment resulting from such acquisition will be delivered to such Tendering Class B Shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class B Shareholder

NOTE: If this Notice of Class B Retraction is for less than all of the Class B Share(s) represented by this certificate, a certificate representing the remaining Class B Shares of the Company will be issued and registered in the name of the Tendering Class B Shareholder as it appears on the register of the Company.